UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 20, 2019

GLOBAL PAYMENTS INC.

(Exact Name of Registrant as Specified in Charter)

Georgia	001-16111	58-2567903
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3550 Lenox Road, Atlanta, Georgia 30326

(Address of Principal Executive Offices, and Zip Code)

(770) 829-8000

Registrant’s Telephone Number, Including Area Code

NONE

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	GPN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

As previously disclosed, on May 27, 2019, Global Payments Inc., a Georgia corporation (“Global Payments”), entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) with Total System Services, Inc., a Georgia corporation (“TSYS”). The merger agreement provides that, upon the terms and subject to the conditions set forth therein, TSYS will merge with and into Global Payments (the “merger”), with Global Payments as the surviving entity in the merger. The merger agreement was unanimously approved by the board of directors of each of Global Payments and TSYS.

In connection with the proposed merger, Global Payments filed with the Securities and Exchange Commission a registration statement on Form S-4/A to register the shares of Global Payments’ common stock to be issued in connection with the merger on July 23, 2019. The registration statement includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) which was dated as of July 23, 2019 and filed with the Securities and Exchange Commission (“SEC”) on July 25, 2019. Global Payments and TSYS commenced mailing the Joint Proxy Statement/Prospectus to their respective shareholders on or about July 25, 2019.

Following the announcement of the merger agreement, as of the date of this Current Report on Form 8-K, six lawsuits challenging the merger have been filed. Two of these lawsuits, captioned Peters v. Total System Services, Inc. et al. (Case No. 4:19-cv-00114) and Wolf v. Total System Services, Inc., et al. (Case No. 4:19-cv-00115), were filed in the United States District Court for the Middle District of Georgia on July 18, 2019. The third lawsuit, captioned Drulias v. Global Payments Inc., et. al (Case No. 60774/2019) was filed in the Supreme Court of the State of New York, County of Westchester on July 19, 2019. The fourth lawsuit, captioned Hickey v. Total System Services, Inc., et al. (Civil Action No. 1:19-cv-03337-LMM) was filed in the United States District Court for the Northern District of Georgia, Atlanta Division, on July 23, 2019. The fifth lawsuit, captioned, Cason v. Total System Services, Inc., et al. (Case No. 1:19-cv-07471) was filed in the United States District Court for the Southern District of New York on August 9, 2019. The sixth lawsuit, captioned, Cheng v. Total System Services, et al. (Case No: 1:19-cv-01513-UNA) was filed in the United States District Court for the District of Delaware on August 13, 2019. The complaints filed in the lawsuits assert, among other matters, claims for filing a materially incomplete registration statement with the SEC. We refer to the six lawsuits collectively as the “Merger Litigation”.

TSYS and Global Payments believe that the claims asserted in the Merger Litigation are without merit and supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Merger Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the lawsuits, and without admitting any liability or wrongdoing, TSYS and Global Payments are voluntarily supplementing the Joint Proxy Statement/Prospectus as described in this Current Report on Form 8-K. TSYS, Global Payments and the other named defendants deny that they have violated any laws or breached any duties to TSYS’ shareholders or Global Payments’ shareholders, as applicable. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, TSYS and Global Payments specifically deny all allegations in the Merger Litigation that any additional disclosure was or is required.

These supplemental disclosures will not affect the merger consideration to be received by shareholders of TSYS in connection with the merger or the timing of the special meeting of the shareholders of TSYS scheduled for August 29, 2019, at 1:00 p.m. Eastern Daylight Time, at TSYS’ Riverfront Campus Auditorium, One TSYS Way, Columbus, Georgia 31901 or the special meeting of the shareholders of Global Payments scheduled for August 29, 2019, at 3:00 P.M. Eastern Daylight Time, at 3550 Lenox Road, Atlanta Georgia 30326. The TSYS board of directors continues to recommend that TSYS shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the other proposals being considered at the special meeting of TSYS shareholders. The Global Payments board of directors continues to recommend that Global Payments shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the other proposals being considered at the special meeting of Global Payments shareholders.

Supplemental Disclosures to Joint Proxy Statement/Prospectus in Connection with the Merger Litigation

The additional disclosures (the “supplemental disclosures”) in this Current Report on Form 8-K supplement the disclosures contained in the Joint Proxy Statement/Prospectus and should be read in conjunction with the disclosures contained in the proxy statement/prospectus, which in turn should be read in its entirety. To the extent that information set forth in the supplemental disclosures differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information in this Current Report on 8-K shall supersede or supplement the information contained in the Joint Proxy Statement/Prospectus. All page references are to the Joint Proxy Statement/Prospectus and capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Joint Proxy Statement/Prospectus.

1.

The following disclosure is added after the first sentence of the first paragraph on page 18 under the heading “Board of Directors” of the Joint Proxy Statement/Prospectus, after the first sentence of the paragraph on page 127 under the heading “Membership on the Board of Directors of the Combined Company” of the Joint Proxy Statement/Prospectus, after the second sentence of the paragraph on page 131 under the heading “Membership on the Board of Directors of the Combined Company” of the Joint Proxy Statement/Prospectus and after the first sentence of the first paragraph on page 135 under the heading “Board of Directors” of the Joint Proxy Statement/Prospectus.

“The four additional continuing Global Payments directors and the four additional continuing TSYS directors will be definitively determined prior to closing, with the goal of establishing a combined board with strong and relevant skills, deep industry knowledge, and a diversity of experiences and backgrounds.”

2.	The disclosure in the third full paragraph on page 68 under the heading “Background of the Merger” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Later in the day on May 23, 2019, Messrs. Sloan and Woods spoke by telephone and agreed that at least $300 million of run-rate cost synergies and at least $100 million of run-rate revenue synergies realized over a three-year period was the appropriate level of synergies to target achieving in the transaction. In determining the appropriate level of synergies to target, Messrs. Sloan and Woods considered, for cost synergies, the combination of merchant business operations, consolidation of systems, and elimination of duplicative corporate and operational support structures and, for revenue synergies, cross-selling the combined company’s offerings into the companies’ complementary distribution channels and customer bases. Mr. Woods also informed Mr. Sloan that TSYS would be willing to agree to an exchange ratio that resulted in TSYS shareholders owning 48% of the combined company, as proposed by Global Payments in the May non-binding proposal and further discussed by Mr. Woods and Mr. Sloan, and that he was also amenable to being Chair of the board of the combined company, subject to further discussions with the TSYS board of directors to be held at a meeting the following day. Mr. Sloan stated that this proposal would likely be acceptable to Global Payments, subject to further discussion with the Global Payments board of directors.”

3.	The disclosure in the last paragraph on page 84 under the heading “Miscellaneous” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Global Payments, TSYS and certain of their respective affiliates. As of May 27, 2019, BofA Merrill Lynch and its affiliates held, on a non-fiduciary basis, less than 1% of the outstanding common stock of each of Global Payments and TSYS.”

4.	The disclosure in the first two full paragraphs on page 85 under the heading “Miscellaneous” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Global Payments and have received or in the future may receive compensation for the rendering of these services, including having acted as financial advisor to Global Payments in connection with certain acquisition transactions, having acted or acting as an administrative agent, co-lead arranger and bookrunner for, and as a lender (including a swing-line and letter of credit lender) to Global

Payments in connection with certain term loans and/or credit facilities and having provided or providing certain treasury management services and products to Global Payments. From May 1, 2017 through May 31, 2019, BofA Merrill Lynch and its affiliates derived aggregate revenues from Global Payments and its affiliates of approximately $31 million for investment and corporate banking services, which amount excludes the $2 million portion of BofA Merrill Lynch’s aggregate fee for its services in connection with the merger which was payable upon the rendering of BofA Merrill Lynch’s opinion.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to TSYS and have received or in the future may receive compensation for the rendering of these services, including having acted as financial advisor to TSYS in connection with an acquisition transaction, having acted or acting as an administrative agent for, and as a lender (including letter of credit lender) to TSYS in connection with certain term loans and/or credit facilities, having acted as a bookrunning manager for an accelerated share repurchase and as a joint bookrunner for a capital markets transaction by TSYS and having provided or providing certain derivatives trading services and treasury management services and products to TSYS. From May 1, 2017 through May 31, 2019, BofA Merrill Lynch and its affiliates derived aggregate revenues from TSYS and its affiliates of approximately $21 million for investment and corporate banking services.”

5.	The disclosure in the first full paragraph on page 103 under the heading “Discounted Cash Flow Analysis” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Greenhill used the results of the discounted cash flow analyses to calculate a range of implied estimated equity values and estimated per share prices for the TSYS common stock and the Global Payments common stock. Market data utilized by Greenhill was as of May 23, 2019. Fully diluted shares of TSYS common stock outstanding and of Global Payments common stock outstanding as of May 23, 2019, were 179.3 million and 157.5 million, respectively, as determined by TSYS management and Global Payments management, respectively. Net debt amounts (taking into account equity investments and/or non-controlling interests) as of April 30, 2019 for TSYS and Global Payments were $3,536 million and $5,044 million, respectively, as provided by TSYS management and Global Payments management, respectively. The following table reflects the high and low implied estimated TSYS and Global Payments equity values and high and low implied estimated per share values for the TSYS common stock and the Global Payments common stock calculated by Greenhill in performing these analyses:”

6.	The disclosure in the third paragraph on page 106 under the heading “Sum of the Parts Analysis” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Greenhill calculated a range of implied equity values per share of TSYS common stock by dividing: (1) the sum of the ranges of implied EVs for each of TSYS’ issuer solutions, merchant solutions and consumer solutions segments, plus TSYS’ cash balance of $440 million and equity investments of $202 million, each as of April 30, 2019 as provided by TSYS management, less TSYS’ debt amount of $4,178 million as of April 30, 2019 as provided by TSYS management; by (2) the number of fully diluted shares of TSYS common stock outstanding as of May 23, 2019, of 179.3 million provided by management of TSYS. The following table reflects the high and low implied TSYS equity values and high and low implied equity values per share of TSYS common stock calculated by Greenhill in performing theses analyses:”

7.	The disclosure in the paragraph on page 110 under the heading “Historical Average Acquisition Premia Analysis” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Greenhill performed an analysis of the premiums paid in 109 transactions announced from January 1, 2014 through May 23, 2019 in which the acquired company was a U.S. public company with a transaction value over $5 billion and which did not involve all-cash consideration. Using publicly available information at the time of the announcement of the relevant transaction, including information published by FactSet Research Systems Inc., Greenhill analyzed the premium in each such transaction over the closing prices one trading day, five trading days and thirty trading days, in each case, before the announcement of the applicable transaction.

The following shows a summary of the results of the review:

	Premium to
	1-Day Prior to Announcement	5-Day Prior to Announcement	1-Month Prior to Announcement
Median (Since 1/1/14)	14%	18%	21%
25th Percentile	7%	9%	11%
75th Percentile	25%	27%	31%

Based on this analysis, Greenhill applied a one-day premium range of 7% to 25% to the closing market capitalization of TSYS and closing share price of TSYS common stock on May 23, 2019 in order to derive an implied equity value range for TSYS of $19,108 million to $22,322 million and an implied equity value range per share of TSYS common stock of $106.59 to $124.53.”

8.	The disclosure in the second full paragraph on page 112 under the heading “General” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Greenhill has acted as financial advisor to TSYS in connection with the merger. During the two years ended May 27, 2019, Greenhill has not been engaged by, performed any services for or received any compensation from TSYS, Global Payments or any other parties to the merger or their respective affiliates, other than (i) amounts that were paid to Greenhill under the letter agreement pursuant to which Greenhill was retained as a financial advisor to TSYS in connection with the merger and (ii) $4.5 million (in addition to reimbursements for certain of Greenhill’s out-of-pocket expenses) that was paid to Greenhill in the aggregate under other letter agreements pursuant to which Greenhill was retained as a financial advisor to TSYS in connection with certain other mergers and acquisitions matters.”

9.

The disclosure in the first full paragraph (such paragraph beginning with “In addition, Goldman Sachs calculated...”) on page 115 under the heading “Implied Premia and Multiple Analysis” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“In addition, Goldman Sachs calculated an implied equity value for Global Payments by multiplying $147.96, the closing price for the shares of Global Payments common stock on May 23, 2019 (which we refer to in this section of this joint proxy statement/prospectus as the “Global Payments pre-announcement closing price”), by the total number of fully diluted shares of Global Payments common stock outstanding as of May 23, 2019, of 157.5 million calculated based on the Global Payments pre-announcement closing price and outstanding equity information for Global Payments provided by Global Payments management. Goldman Sachs then calculated an implied enterprise value for Global Payments by adding to the implied equity value calculated for Global Payments, Global Payments’ net debt of $4,849 million (calculated as debt less cash and equity investments (which we refer to in this section of this joint proxy statement/prospectus as “net debt”)) and non-controlling interests, each as of March 31, 2019, of $192 million as reflected in Global Payments’ consolidated balance sheet as of that date.”

10.

The disclosure in the second paragraph (such paragraph beginning with “Goldman Sachs also calculated...”) on page 115 under the heading “Implied Premia and Multiple Analysis” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Goldman Sachs also calculated implied equity values for TSYS by multiplying each of the TSYS pre-announcement closing price and the implied merger consideration value per share of TSYS common stock, by the total number of fully diluted shares of TSYS common stock outstanding as of May 23, 2019, of 179.3 million and 179.4 million calculated based on the TSYS pre-announcement closing price and the implied merger consideration value, respectively, and equity information for TSYS as provided by TSYS management. Goldman Sachs then calculated implied enterprise values for TSYS by adding to each of the implied equity values calculated for TSYS, TSYS’ net debt of $3,549 million as of March 31, 2019, as reflected in TSYS’ consolidated balance sheet as of that date.”

11.

The disclosure in the first full paragraph on page 117 under the heading “Illustrative Discounted Cash Flow Analysis for TSYS” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Goldman Sachs derived a range of illustrative enterprise values for TSYS by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt of TSYS of $3,549 million as of March 31, 2019, as reflected in TSYS’ consolidated balance sheet as of that date, to derive a range of illustrative equity values for TSYS. Goldman Sachs then divided the range of illustrative equity values it derived for TSYS by the fully diluted shares of TSYS common stock outstanding as of May 23, 2019, of 179.3 million calculated based on equity information for TSYS as provided by TSYS management and approved for Goldman Sachs’ use by TSYS management, to derive a range of illustrative present values per share of TSYS common stock on a stand-alone basis of $110.92 to $157.08.”

12.

The disclosure in the third paragraph on page 119 under the heading “Illustrative Discounted Cash Flow Analysis for Global Payments” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Goldman Sachs derived a range of illustrative enterprise values for Global Payments on a stand-alone basis by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Global Payments the net debt of $4,849 million and noncontrolling interests of $192 million of Global Payments, each as of March 31, 2019, as reflected in Global Payments’ consolidated balance sheet as of that date, to derive a range of illustrative equity values for Global Payments on a stand-alone basis. Goldman Sachs then divided the range of illustrative equity values it derived for Global Payments on a stand-alone basis by the fully diluted shares of Global Payments common stock outstanding as of May 23, 2019, of 157.5 million calculated based on equity information for Global Payments as provided by Global Payments management, and approved for Goldman Sachs’ use by TSYS management, to derive a range of illustrative present values per share of Global Payments common stock on a stand-alone basis of $164.77 to $225.54.”

13.

The disclosure in the first full paragraph on page 120 under the heading “Illustrative Discounted Cash Flow Analysis for TSYS Shares on a Pro-Forma Basis” of the Joint Proxy Statement/Prospectus is hereby amended and restated as follows:

“Goldman Sachs derived a range of illustrative enterprise values for Global Payments on a pro-forma basis by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Global Payments on a pro-forma basis estimates of the net debt of $7,861 million and non-controlling interests of $192 million of Global Payments on a pro-forma basis as of transaction close (estimated to be September 30, 2019), reflective of transaction financing considerations, as provided by TSYS management, to derive a range of illustrative equity values for Global Payments on a pro-forma basis. Goldman Sachs then divided the range of illustrative equity values it derived for Global Payments on a pro-forma basis by the fully diluted shares of Global Payments common stock outstanding as of May 23, 2019 of 157.5 million (calculated based on equity information for Global Payments as provided by Global Payments management) plus the number of shares of Global Payments common stock to be issued in the merger in respect of the fully diluted shares of TSYS common stock outstanding as of May 23, 2019 (calculated based on equity information for TSYS as provided by TSYS management), to derive a range of illustrative present values per share of Global Payments common stock on a pro-forma basis. Goldman Sachs then multiplied this range by the exchange ratio, to derive illustrative present values for the 0.8101 of a share of Global Payments common stock to be received for each share of TSYS common stock in the merger, of $128.84 to $181.16.”

14.

The disclosure under the heading “TSYS Prospective Financial Information” of the Joint Proxy Statement/Prospectus is hereby amended and supplemented by adding the following after the last sentence of footnote 1 under the table titled “Summary of Prospective Financial Information” on page 126:

“The following table reflects how adjusted EBITDA was calculated for purposes of the TSYS prospective financial information. Line items are in millions of dollars.

	2019	2020	2021	2022	2023	2024
Net income	$640	$751	$904	$1,033	$1,215	$1,372
Equity in income of equity investments	(45)	(50)	(55)	(61)	(66)	(73)
Income taxes	150	184	223	255	301	341
Interest expense (net of interest income)	171	159	158	157	156	156

Depreciation and amortization and other amortization (1)	493	510	475	476	416	400
Share-based compensation expenses	59	62	65	69	72	76
Other(2)	13	3	3	3	3	3

Adjusted EBITDA(3)	$1,482	$1,619	$1,772	$1,932	$2,096	$2,274

(1)	Other amortization includes client incentive/contract asset and contract cost asset amortization.
(2)	Includes gains and losses on foreign currency translations, other non-operating income or expenses, litigation, claims and judgements or settlements and certain merger and acquisition expenses.
(3)	All amounts do not sum because of rounding.

The following table reflects how adjusted operating income was calculated for purposes of the TSYS prospective financial information. Line items are in millions of dollars.

	2019	2020	2021	2022	2023	2024
Operating income	$919	$1,047	$1,232	$1,388	$1,609	$1,799
Acquisition-related intangible amortization expense	217	213	155	131	54	20
Share-based compensation expense	59	62	65	69	72	76
One-time charges	10	—	—	—	—	—

Adjusted operating income(1)	$1,206	$1,322	$1,452	$1,588	$1,735	$1,894

(1)	All amounts do not sum because of rounding.

For TSYS’ prospective financial information for net revenue, reimbursable items for 2019 was $214 million and, for projected periods 2020 through 2024, TSYS did not project the reimbursable items for each such period as they were estimated to be economically neutral.

In addition, TSYS provided to Greenhill and Goldman Sachs, and approved for Greenhill’s and Goldman Sachs’ use, respectively, the following: (i) for purposes of their respective analyses of TSYS on a stand-alone basis, TSYS’ quarterly dividend of $0.13 continues for the periods 2019 through 2022, (ii) for purposes of Greenhill’s analyses of Global Payments on a stand-alone basis, Global Payments’ quarterly dividend of $0.01 continues for the periods 2019 through 2022, and (iii) for purposes of their respective analyses of the pro-forma combined company, TSYS’ existing dividend yield continues for the pro-forma combined company for the periods 2019 through 2022.

In addition, TSYS provided and approved (i) for Greenhill’s use, for purposes of its respective cash-flow analyses, unlevered free cash flow for TSYS of (in millions of dollars) $917 in 2019, $1,011 in 2020, $1,104 in 2021, $1,209 in 2022, $1,305 in 2023 and $1,420 in 2024 and (ii) for Goldman Sachs’ use, for purposes of its respective cash-flow analyses, unlevered free cash flow for TSYS of (in millions of dollars) $774 for the second quarter through the fourth quarter of 2019, $1,011 in 2020, $1,104 in 2021, $1,209 in 2022, $1,305 in 2023 and $1,420 in 2024.”

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the periods ended March 31, 2019 and June 30, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments filed with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger on July 23, 2019. The registration statement includes a joint proxy statement/prospectus. Global Payments and TSYS commenced mailing the joint proxy statement/prospectus to shareholders on or about July 25, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus referenced above and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL PAYMENTS INC.

By:	/s/ Cameron M. Bready
Name:	Cameron M. Bready
Title:	Senior Executive Vice President and Chief Financial Officer

Date: August 20, 2019